UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

PBF ENERGY INC.
PBF HOLDING COMPANY LLC
(Exact name of registrant as specified in its charter)

Delaware	001-35764	45-3763855
Delaware	333-186007	27-2198168
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation or organization)	File Number)	Identification Number)

One Sylvan Way, Second Floor
Parsippany, New Jersey 07054
(Address of the Principal Executive Offices) (Zip Code)

Jeffrey Dill
Senior Vice President, General Counsel
(973) 455-7500
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

For the period January 1, 2014 through December 31, 2014, PBF Energy Inc. and PBF Holding Company LLC (collectively, the “Company”) identified catalysts containing a conflict mineral used by the Company’s refining subsidiaries in the refining process for products sold by the Company. These catalysts are not intended to be consumed in the refining process and, therefore, no traces of the conflict mineral should remain in the products sold by the Company. Accordingly, we do not believe these products are within the scope of Section 13(p) of the Securities Exchange Act of 1934 and Rule 13p-1 and Form SD promulgated thereunder (collectively, the “Conflict Mineral Rules”).

Conflict Minerals Disclosure

Nevertheless, the Company conducted in good faith a reasonable country of origin inquiry regarding the conflict mineral contained in the catalysts. The inquiry was reasonably designed to determine whether the conflict mineral contained in the catalysts originated in the Democratic Republic of the Congo or any country adjoining the DRC (collectively, a “Covered Country”), or was from recycled or scrap sources. The inquiry included obtaining written representations from suppliers of the catalysts stating either that the supplier had determined that the conflict mineral did not originate in a Covered Country or was from recycled or scrap sources, or that the supplier had no reason to believe that the conflict mineral originated in a Covered Country. Based on this inquiry, the Company has determined that it has no reason to believe that the conflict mineral may have originated in a Covered Country.

The information in this Form SD is also available at www.pbfenergy.com.

The information contained on, or that can be accessed through, the Company’s website is not part of this Form SD and is not deemed incorporated by reference into this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the duly authorized undersigned.

PBF Energy Inc.
(Registrant)

Date	June 1, 2015	By:	/s/ Jeffrey Dill
		Name:	Jeffrey Dill
		Title:	Senior Vice President, General Counsel

PBF Holding Company LLC
(Registrant)

Date	June 1, 2015	By:	/s/ Jeffrey Dill
		Name:	Jeffrey Dill
		Title:	Senior Vice President, General Counsel